Exhibit 99.2

BIONDVAX PHARMACEUTICALS LTD.

INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2016

NIS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Balance Sheets	2

Condensed Interim Statements of Comprehensive Income	3

Condensed Interim Statements of Changes in Shareholders' Equity	4 – 5

Condensed Interim Statements of Cash Flows	6 – 7

Notes to Condensed Interim Financial Statements	8

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BIONDVAX PHARMACEUTICALS LTD.

BALANCE SHEETS

In thousands, except per share data

				Convenience translation (Note 2)
	December 31,	March 31,		March 31,
	2015	2015	2016	2016
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars

CURRENT ASSETS:
Cash and cash equivalents	33,470	7,397	29,817	7,917
Marketable securities	2,016	2,016	2,016	535
Other receivables	1,442	1,005	2,282	606

	36,928	10,418	34,115	9,058
LONG-TERM ASSETS:
Marketable securities	2,048	2,049	2,049	544
Property, plant and equipment	2,044	2,480	1,903	505
Other long term assets	287	1,423	290	77

	4,379	5,952	4,242	1,126

	41,307	16,370	38,357	10,184
CURRENT LIABILITIES:
Trade payables	931	774	836	222
Other payables	768	860	735	195

	1,699	1,634	1,571	417
LONG-TERM LIABILITIES:
Options	5,994	-	4,540	1,205
Severance pay liability, net	69	64	71	19

	6,063	64	4,611	1,224

SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of March 31, 2016, 2015 (unaudited) and December 31, 2015; Issued and Outstanding: 135,097,367, 54,297,367 and 135,097,367 shares respectively	*)-	*)-	*)-	*)-
Share premium	110,679	83,467	111,083	29,496
Options	2,536	2,536	2,536	673
Other comprehensive income	12	16	14	4
Accumulated deficit	(79,682)	(71,347)	(81,458)	(21,630)

	33,545	14,672	32,175	8,543

	41,307	16,370	38,357	10,184

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

2

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF COMPREHENSIVE INCOME

In thousands, except per share data

				Convenience translation (Note 2)
	Year ended December 31,	Three months ended March 31,		Three months ended March 31,
	2015	2015	2016	2016
	Audited	Unaudited		Unaudited
	NIS			U.S. dollars

Operating expenses:
Research and development, net of participations	7,906	1,172	2,063	548
Marketing, general and administrative	3,397	650	771	205

Total operating expenses	11,303	1,822	2,834	753

Operating loss	(11,303)	(1,822)	(2,834)	(753)

Financial income	1,128	5	1,481	393
Financial expense	(24)	(47)	(423)	(112)

Net loss	(10,199)	(1,864)	(1,776)	(472)

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Gain (loss) from available-for-sale financial assets	(5)	(1)	2	1

Total comprehensive loss (income)	(10,124)	(1,865)	(1,774)	(471)

Basic and Diluted net loss (gain) per share (NIS)	(0.10)	(0.03)	(0.01)	(0.003)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	105,522,642	54,297,367	135,097,367	135,097,367

The accompanying notes are an integral part of the interim financial statements.

3

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In thousands, except per share data

	Share capital	Share premium	Options	Unrealized gain (loss) on available-for-sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS

Balance as of January 1, 2016	*)-	110,679	2,536	12	(79,682)	33,545
Loss	-	-	-	-	(1,776)	(1,776)
Other comprehensive loss	-	-	-	2	-	2

Total comprehensive loss	-	-	-	2	(1,776)	(1,774)

Share-based compensation	-	404	-	-	-	404

Balance as of March 31, 2016	*)-	111,083	2,536	14	(81,458)	32,175
Balance as of March 31, 2016 (convenience translation into U.S dollars – see note 2c)	*)-	29,496	673	4	(21,630)	8,543

	Share capital	Share premium	Options	Unrealized gain (loss) on available-for-sale financial assets	Accumulated deficit	Total equity
	Unaudited
	NIS

Balance as of January 1, 2015	*)-	83,517	2,536	17	(69,483)	16,587
Loss	-	-	-	-	(1,864)	(1,864)
Other comprehensive loss	-	-	-	(1)	-	(1)

Total comprehensive loss	-	-	-	(1)	(1,864)	(1,865)

Share-based compensation	-	(50)	-	-	-	(50)

Balance as of March 31, 2015	*)-	83,647	2,536	16	(71,347)	14,672

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

4

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In thousands, except per share data

	Share capital	Share premium	Options	Unrealized gain (loss) on available-for-sale financial assets	Accumulated deficit	Total Equity
	NIS

Balance as of January 1, 2015	*)-	83,517	2,536	17	(69,483)	16,587
Loss	-	-	-	-	(10,199)	(10,199)
Other comprehensive loss	-	-	-	(5)	-	(5)

Total comprehensive loss	-	-	-	(5)	(10,199)	(10,124)

Issue od shares, net	*)-	26,417	-	-	-	26,417
Share-based compensation	-	745	-	-	-	745

Balance as of December 31, 2015	*)-	110,679	2,536	12	(79,682)	33,545

*)	Represents an amount lower than NIS 1.

The accompanying notes are an integral part of the interim financial statements.

5

BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

In thousands, except per share data

				Convenience translation (Note 2)
	Year ended December 31,	Three months ended March 31,		Three months ended March 31,
	2015	2015	2016	2016
	Unaudited	Unaudited		Unaudited
	NIS			U.S. dollars

Cash flows from operating activities:
Net loss	(10,199)	(1,864)	(1,776)	(472)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to profit and loss items:
Depreciation and amortization	628	158	156	41
Net financing expenses (income)	(1,104)	42	(1,058)	(281)
Share-based compensation	745	(50)	404	107
Change in employee benefit liabilities, net	7	2	2	1

	276	152	(496)	(132)
Changes in asset and liability items:
Decrease (increase) in other receivables	(744)	(60)	(841)	(223)
Increase (decrease) in trade payables	415	250	(92)	(24)
Increase (decrease) in other payables	10	(429)	(33)	(8)

	(339)	(239)	(966)	(255)

Cash paid and received during the year for:
Interest paid	(23)	(9)	(9)	(2)
Interest received	18	5	27	7

	(5)	(4)	18	5

Net cash flows used in operating activities	(10,267)	(1,955)	(3,220)	(854)

The accompanying notes are an integral part of the interim financial statements.

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BIONDVAX PHARMACEUTICALS LTD.

STATEMENTS OF CASH FLOWS

				Convenience translation (Note 2)
	Year ended December 31,	Three months ended March 31,		Three months ended March 31,
	2015	2015	2016	2016
	Audited	Unaudited		Unaudited
	NIS			U.S. dollars
	(In thousands)
Cash Flows from Investing Activities:

Purchase of property and equipment	(34)	-	(15)	(4)
Decrease (increase) in other long term assets	(9)	-	(3)	(1)

Net cash used in investing activities	(43)	-	(18)	(5)

Cash Flows from Financing Activities:

Deferred offering costs	-	(173)	-	-
Proceeds from issuance of shares	27,323	-	-	-
Issuance of options to the public	6,430	-	-	-

Net cash provided by (used in) financing activities	33,753	(173)	-	-

Exchange differences on balances of cash and cash equivalents	415	(87)	(415)	(111)
Increase (decrease) in cash and cash equivalents
	23,858	(2,215)	(3,653)	(970)
Balance of cash and cash equivalents at the beginning of the period	9,612	9,612	33,470	8,887

Balance of cash and cash equivalents at the end of the period	33,470	7,397	29,817	7,917

The accompanying notes are an integral part of the interim financial statements.

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BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 1:	GENERAL

a.	BiondVax Pharmaceuticals Ltd. ("the Company") is focused on developing and ultimately, commercializing immunomodulation therapies for infectious diseases. The Company was incorporated on July 21, 2003 and started its activity on March 31, 2005.

b.	On June 7, 2007, the Company issued ordinary shares and options on the TASE.

c.	In the three months ended March 31, 2016, the Company incurred a loss of NIS 1,776
($ 472) and negative cash flows from operating activities of NIS 3,218 ($ 855) and it has an accumulated deficit of NIS 81,458 ($ 21,630) as of that date.

d.	On May 15, 2015, the Company completed a public offering of securities in the United States. The Company allocated 1,910,000 ADSs and warrants to purchase up to an aggragate of 2,038,000 ADSs. The immediate gross consideration for the offering amounted to a total of NIS 36,607 ($ 9,382). The offering expenses amounted to a total of NIS 5,576. On June 24, 2015, the Company issued an additional 110,000 ADS to the underwriters in consideration of a total gross amount of NIS 2,069 (USD 530). Issuance expenses amounted to NIS 134.

NOTE 2:-	CONVENIENCE TRANSLATION INTO U.S. DOLLARS

The financial statements as of March 31, 2016 and for the three months then ended have been translated into dollars using the representative exchange rate as of that date ($ 1 = NIS 3.766). The translation was made solely for the convenience of the reader.

The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these statements.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of the interim financial statements

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting", and in accordance with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies and methods of computation adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Company's annual financial statements.

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BIONDVAX PHARMACEUTICALS LTD.

NOTES TO FINANCIAL STATEMENTS

In thousands (except share and per share data)

NOTE 4:	SUBSEQUENT EVENT

On April 10, 2016, the Audit Committee and the Board of Directors unanimously resolved to approve the payment of NIS 200, to be increased by an additional amount of up to NIS 200 as needed, for the benefit of the Company's CEO, for the purpose of placing the bond required in connection’ with an investigation conducted by the Israeli Securities Authority ("ISA"), regarding certain shareholders of the Company (not including among them the Company's CEO) alleged use of inside information.

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